March 13, 2006


Mr. John Cash
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549


Re: Strategic Diagnostics Inc.
    Form 10-K/A for the year ended December 31, 2004
    Filed February 22, 2006
    File No. 000-22400

Dear Mr. Cash:

This letter is in response to comments of the Staff contained in your letter to Anthony J. Simonetta, Vice President -- Finance and Chief Financial Officer of Strategic Diagnostics Inc. ("management", "we", "our", "us" or the "Company"), dated March 9, 2006. The comment in the Staff's letter has been set forth below, along with the Company's response thereto.

The information contained herein is being furnished by the Company on a supplemental basis.

FORM 10-K/A FOR THE PERIOD ENDED DECEMBER 31, 2004
--------------------------------------------------

ITEM 9A. CONTROLS AND PROCEDURES
--------------------------------

1. WE NOTE YOUR STATEMENT THAT YOU BELIEVE YOU HAD REASONABLE SUPPORT FOR YOUR HISTORICAL METHOD OF ACCOUNTING FOR CERTAIN OF YOUR CUSTOM ANTIBODY ARRANGEMENTS. HOWEVER, AS NOTED IN OUR PRIOR COMMENT LETTERS AND CONFERENCE CALLS, THE CONTRACTUAL TERMS OF THESE ARRANGEMENTS DID NOT SUPPORT YOUR HISTORICAL METHOD OF REVENUE RECOGNITION UNDER THE PERCENTAGE-OF-COMPLETION SOP 81-1. IN LIGHT OF THE FACT THAT YOU RESTATED YOUR FINANCIAL STATEMENTS TO ACCOUNT FOR THESE CUSTOM ANTIBODY PROJECTS IN ACCORDANCE WITH SAB 104, IT IS UNCLEAR TO US HOW YOU WERE ABLE TO CONCLUDE THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES WERE EFFECTIVE. BASED ON OUR ABOVE CONCERNS, PLEASE RE-EVALUATE YOUR CONCLUSION THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES WERE EFFECTIVE.

Mr. John Cash
March 13, 2006
Page 2

HOWEVER, MANAGEMENT AND THEIR AUDITORS ARE IN THE BEST POSITION TO ASSESS THE SEVERITY OF THE ERROR AND IF THE ERROR REPRESENTS A MATERIAL CONTROL WEAKNESS.

WE HAVE REVIEWED YOUR PROPOSED EXPANDED DISCLOSURE REGARDING HOW YOU REACHED YOUR CONCLUSION THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES WERE EFFECTIVE NOTWITHSTANDING THE FACT THAT YOU WERE REQUIRED TO RESTATE YOUR FINANCIAL STATEMENTS TO APPROPRIATELY RECOGNIZE REVENUE RELATED TO YOUR CUSTOM ANTIBODY PRODUCTS. IN ORDER FOR READERS TO FULLY ASSESS YOUR CONCLUSIONS REGARDING THE REASONABLENESS OF YOUR PRIOR REVENUE RECOGNITION FOR YOUR CUSTOM ANTIBODY ARRANGEMENTS, YOU MUST INDICATE THAT YOU HISTORICALLY APPLIED THE ACCOUNTING GUIDANCE IN SOP 81-1 - ACCOUNTING FOR PERFORMANCE OF CONSTRUCTION-TYPE AND CERTAIN PRODUCTION-TYPE CONTRACTS TO RECOGNIZE REVENUE UNDER YOUR CUSTOM ANTIBODY ARRANGEMENTS. YOU SHOULD THEN CLEARLY STATE THAT UPON FURTHER REVIEW OF YOUR CUSTOM ANTIBODY ARRANGEMENTS YOU DETERMINED THAT THE TERMS OF THESE ARRANGEMENTS DID NOT SUPPORT THE USE OF SOP 81-1. THAT IS, THE TERMS OF THESE ARRANGEMENTS REQUIRED THAT, IN ACCORDANCE WITH SAB TOPIC 104, REVENUE COULD NOT BE RECOGNIZED BY THE COMPANY UNTIL DELIVERY HAD OCCURRED.

The Company has revisited its conclusion as to the adequacy of its disclosure controls and procedures as of December 31, 2004 and will amend the 2004 Form 10-K/A to disclose that its disclosure controls and procedures were not, as of December 31, 2004, operating effectively.

The Company acknowledges that:

     o The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
     o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
     o The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any comments or questions with respect to the foregoing should be addressed to Anthony J. Simonetta of the Company at 302-456-6789 ext. 305.

Mr. John Cash
March 13, 2006
Page 3


Very truly yours,

/s/ Anthony J. Simonetta

Anthony J. Simonetta, Vice President - Finance and CFO

cc: Ellen Goitia, KPMG
    Justin Chairman, Morgan Lewis
    Patricia Armelin, SEC
    Jeanne Baker, SEC